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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 13 2002

SEC FILE NUMBER
8- 49627

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 AND ENDING December 31, 2001
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Global Express Securities INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8540 S. Eastern Ave, Ste.200
(No. and Street)

Las Vegas	NV	89123
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John Tooke (702) 794-4411
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Chavez & Koch, CPA's, LTD.
(Name – *if individual, state last, first, middle name*)

2920 N. Green Valley Pkwy. #821	Henderson, NV		89123
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 01 2002
THOMSON FINANCIAL

P

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

 Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AM 3/27/02

OATH OR AFFIRMATION

I, Tim Koch, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Global Express Securities, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

CPA

Title

Notary Public

TARA M. KURTA
NOTARY PUBLIC
STATE OF NEVADA
Date Appointment Exp: 10-05-2005
Certificate No: 01-71401-1

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GLOBAL EXPRESS SECURITIES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION AS OF DECEMBER 31, 2001 and 2000

CONTENTS

CHAVEZ & KOCH
BUSINESS CONSULTANTS &
CERTIFIED PUBLIC ACCOUNTANTS
LIMITED

CPA
The CPA. Never Underestimate The Value.

DAVID CHAVEZ, CPA
DChavez@chavezandkoch.com
TIM KOCH, CPA
TKoch@chavezandkoch.com
BRETT CAMPBELL, CPA
BCampbell@chavezandkoch.com
MICHEAL J. MEHR, CPA
MMehr@chavezandkoch.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Global Express Securities, Inc.:

We have audited the accompanying statement of financial condition of Global Express Securities, Inc. (an S corporation), as of December 31, 2001 and 2000, and the related statements of income, stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Global Express Securities, Inc., Inc as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information, as listed on the contents page, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17(a)-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Chavez & Koch, CPA's, Ltd.

Chavez & Koch, CPA's, Ltd.

February 25, 2002
Henderson, Nevada

HENDERSON - MAIN OFFICE
2920 NORTH GREEN VALLEY PARKWAY, BLDG. 8, SUITE 821
HENDERSON, NEVADA 89014
TEL: 702.433.7075 FAX: 702.451.2863

LAS VEGAS - APPOINTMENT ONLY
6655 W. SAHARA AVENUE, SUITE 200
LAS VEGAS, NEVADA 89146
TEL: 702.433.7075 FAX: 702.451.2863

GLOBAL EXPRESS SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2001

ASSETS

	2001	2000
Cash	$ 13	$ 111
Certificate of deposit	12,450	11,801
Total current assets	12,463	11,912
Total assets	$ 12,463	$ 11,912

LIABILITIES AND STOCKHOLDER'S EQUITY

	2001	2000
Accounts payable	$ 1,925	$ 800
Total current liabilities	1,925	800
Total liabilities	1,925	800
Stockholder's Equity:		
Common stock, $1 par value; 7,500 shares authorized; 100 shares issued and outstanding	100	100
Additional paid-in capital	38,771	29,109
Accumulated deficit	(28,333)	(18,097)
Total stockholder's equity	10,538	11,112
Total liabilities and stockholder's equity	$ 12,463	$ 11,912

The accompanying independent auditors' report and the notes to financial statements should be read in conjunction with this Statement Of Financial Condition.

GLOBAL EXPRESS SECURITIES, INC.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
Revenue:		
Interest income	$ 2,234	$ 500
Other income	-	2,812
Total revenue	2,234	3,312
Operating Expenses:		
Professional fees	12,222	10,007
Licenses and permits	-	5,024
Commissions	-	2,812
Insurance	-	646
Other expenses	248	654
Total operating expenses	12,470	19,143
Net loss	$ (10,236)	$ (15,831)

The accompanying independent auditors' report and the notes to financial statements should be read in conjunction with these Statements Of Operations.

<u>GLOBAL EXPRESS SECURITIES, INC.</u>

STATEMENT OF STOCKHOLDER'S EQUITY

<u>FOR THE YEAR ENDED DECEMBER 31, 2001</u>

	Common Stock	Additional Paid- in Capital	Accumulated Deficit	Total 2001
Balance, Beginning	100	29,109	(18,097)	11,112
Capital Contribution	-	9,662	-	9,662
Net Loss	-	-	(10,236)	(10,236)
Balance, Ending	$ 100	$ 38,771	$ (28,333)	$ 10,538

The accompanying independent auditors' report and the notes to financial statements should be read in conjunction with this Statement Of Stockholder's Equity.

GLOBAL EXPRESS SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
Cash Flows from Operating Activities:		
Net income (loss)	$ (10,236)	$ (15,831)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Increase in accounts payable	1,125	400
Net cash used in operating activities	(9,111)	(15,431)
Cash Flows from Investing Activities:		
Purchase of certificates of deposit	(649)	(500)
Net cash used in investing activities	(649)	(500)
Cash Flows form Financing Activities:		
Capital contribution	9,662	14,760
Net cash provided by financing activities	9,662	14,760
Net Increase in Cash	(98)	(1,171)
Cash, Beginning	111	1,282
Cash, End	$ 13	$ 111

The accompanying independent auditors' report and the notes to financial statements should be read in conjunction with these Statements Of Cash Flow.

NOTE 1 - ORGANIZATION AND BACKGROUND

Global Express Securities, Inc. was incorporated as First Florida Securities, Inc. in 1998 under the laws of the state of Florida. The Company relocated from Osprey, Florida to Las Vegas, Nevada during 2000. The Company is a registered Broker-Dealer with the Securities and Exchange Commission (the SEC) and is a member of the National Association of Securities Dealers Inc. (the NASD).

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business

The company clears transactions on a fully disclosed basis and does not carry customer accounts and is exempt form Securities and Exchange Commission Rule 15(c) 3-3 under paragraph K (2)(I).

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Cash and cash equivalents

The Company considers short-term investments with an original maturity of three months or less to be cash equivalents.

Income Taxes

The Company has elected to be treated as an "S Corporation" for federal and state income tax purposes and accordingly, all net income or loss, will be reported by the stockholders on their individual income tax returns.

NOTE 3 - CERTIFICATES OF DEPOSIT

Due April, 2002, 2.13%	$ 7,464
Due March 2002, 2.82%	4,986
	$ 12,450

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001 the Company had net capital of $10,538, which was $5,538 in excess of its required net capital of $ 5,000. The Company's ratio of aggregated indebtedness to net capital was .20 to 1.

NOTE 5 - CAPITAL CONTRIBUTIONS

One of the shareholders paid some of the Company expenses on their behalf. These expenses have been treated as a capital contribution. This shareholder paid for a total of $9,662 of expenses for the Company.

GLOBAL EXPRESS SECURITIES, INC.

SUPPLEMENTARY INFORMATION
DECEMBER 31, 2001

REPORT OF INDEPENDENT AUDITORS ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17(a)-5

To the Board of Directors of
Global Express Securities, Inc.

We have examined the financial statements of Global Express Securities, Inc. as of and for the year ended December 31, 2001, and have issued our report therein dated February 25, 2002. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregated indebtedness and net capital under Rule 17(a)-3(a)(11) and the procedures for determining compliance with the exemptive of Rule 15(c) 3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examination, counts, verifications and comparisons, and recordation of differences required by Rule 17(a)-13 or in complying with the requirements for prompt payment for securities under Section 8 or Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related cost of control procedures and practices and whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from the unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17(a)-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or regularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in condition or that the degree of compliance with them may deteriorate.

REPORT OF INDEPENDENT AUDITORS ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17(a)-5 (continued)

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weakness in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Global Express Securities, Inc. as a whole. However, our study and evaluation disclosed no condition that we believe to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate. Purpose and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the use and information of management and the Securities and Exchange Commission and the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17(a) - 5 (g) under the Securities Exchange Act of 1934 in their regulation of registered broker dealers, and should not be used for any other purpose.

Chavez & Koch, CPA's, Ltd.

Chavez & Koch, CPA's, Ltd.

February 28, 2002
Henderson, Nevada

GLOBAL EXPRESS SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15(c)3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2001 AND 2000

	2001	2000
Net Capital		
Total stockholder's equity	$ 10,538	$ 11,112
Aggregate Indebtedness		
Items included in the statement of financial condition:		
Accounts payable	$ 1,125	$ 800
Computation of Basic Net Capital Requirement		
Minimum net capital required	$ 5,000	$ 5,000
Capital in excess of minimum requirement	$ 5,538	$ 6,112
Ratio: aggregate indebtedness to net capital	20%	13%
Reconciliation with Company's Computation		
(included in Part II of Form X-17A-5 as of December 31):		
Net capital, as reported in Companies Part II (unaudited) FOCUS report	$ 10,322	$ 8,111
Audit adjustments to record expenses paid by stockholder	(9,662)	(13,560)
Audit adjustment to record interest income	-	500
Audit adjustment to record capital contributions	9,662	14,760
Other audit adjustment prior period	216	1,301
	$ 10,538	$ 11,112

The accompanying independent auditors' report and the notes to financial statements should be read in conjunction with these Computations Of Net Capital Under Rule 15(c)3-1 Of The Securities And Exchange Commission.